SKYLARANNA RESORT AND SPA

Luxury mountain resort with rooms, cabins, spa, event venue and casual dining


Skylaranna Resort
Floodway
Mud Creek
French Broad River
N Rugby Road

skylaranna.com Hendersonville, NC

Highlights

1. Invest at the same valuation as the founders
2. Founders have invested over $10,000,000
3. Profitable with nearly $2M in 2025 revenue
4. 6% convertible preferred, senior to founders' common
5. Open to outside investors for the first time







6 Offering ends April 30

Team

Kevin J. High
Co-Founder **SPV Voting Proxy**

Kevin High brings 25 years in hospitality and vacation rentals, dating back to before Airbnb, plus 35 years of Wall Street experience in finance, structuring, and business growth.

Anna S. High
Co-Founder

Anna High holds a master's in finance and is a serial entrepreneur with more that 20 years experience in hands-on building, managing, and growing businesses.

Pitch Deck

SKYLARANNA
Own part of a profitable mountain resort and the land beneath it
$1.2M raise | $5/share | 6% convertible preferred
Campground + RV park + Observatory + renovations
SKYLARANNA Resort & SPA